EXHIBIT 99.1

Brookfield Business Partners to Acquire La Trobe Financial

BROOKFIELD, NEWS, March 18, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) and Brookfield Business Corporation (NYSE, TSX: BBUC) (collectively “Brookfield Business Partners”) together with institutional partners (collectively “Brookfield”) today announced an agreement to acquire La Trobe Financial (“La Trobe”), a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones.

Founded in 1952, La Trobe Financial is a prominent Australian diversified credit asset manager with more than A$13 billion in assets under management. La Trobe manages fixed income credit funds on behalf of more than 50,000 qualified retail investors, primarily in residential property-backed loans. It also plays a critical role in the Australian real estate credit market by financing loans to high-quality borrowers.

“We are pleased to expand our presence in Australia with the acquisition of La Trobe Financial, one of Australia’s leading mortgage originators and asset managers,” said Len Chersky, Managing Partner, Brookfield Business Partners. “We intend to invest in La Trobe Financial to support its growth and look forward to building on the business’ foundation of continuous growth and profitability.”

Investment Highlights

  Established track record. La Trobe has over A$13 billion in assets under management and a 70-year track record of growth and profitability which has proven to be highly resilient to economic and housing cycles.

  Strong competitive advantage. The company’s integrated residential mortgage lending and high net worth retail distribution channel results in stable long-term earnings and consistently high returns on capital.

  Favorable market opportunity. La Trobe plays an important role in providing credit to a growing proportion of high-quality borrowers, such as business owners, recent immigrants and others who require specialized underwriting expertise. The business’ integrated asset management model provides a structural capital advantage in being able to service these customers.

  Value creation potential. La Trobe’s large distribution footprint and recurring investor inflows provide opportunities to further scale and diversify its product platform.

Funding

Brookfield’s initial investment will be funded with approximately $765 million of equity, of which Brookfield Business Partners intends to invest approximately $250 million, and the balance from institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Transaction Process

The transaction is subject to customary closing conditions and regulatory approvals, including approval by Australia’s Foreign Investment Review Board. Closing is expected in the second quarter of 2022.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $690 billion of assets under management. More information is available at www.brookfield.com.

For more information, please contact:

Investor Relations Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com	Media Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com

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Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.